UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Macnica Fuji Electronics Kabushiki Kaisha
(Name of Subject Company)

MACNICA, Inc. FUJI ELECTRONICS CO., LTD.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

MACNICA, Inc. FUJI ELECTRONICS CO., LTD.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

MACNICA, Inc.
Attn:  Natsuki Takabe
1-6-3 Shin-Yokohama, Kouhoku-ku, Yokohama, Japan  222-8561
81-45-470-9870

FUJI ELECTRONICS CO., LTD.
Attn: Masao Tsunetomi
Ochanomizu Center Building, 2-12, 3-chome, Hongo, Bunkyo-ku, Tokyo
Japan 113-8444
81-3-3814-1411

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notice of Execution of Integration Agreement between Macnica, Inc. and Fuji Electronics Co., Ltd. and Preparation of Share Transfer Plan

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

MACNICA, Inc.  submitted to the Securities and Exchange Commission written irrevocable consent and power of attorney on Form F-X dated May 22, 2014.

FUJI ELECTRONICS CO., LTD. submitted to the Securities and Exchange Commission written irrevocable consent and power of attorney on Form F-X dated May 22, 2014.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MACNICA, Inc.

/s/ Tomohisa Asano

Name:	Tomohisa Asano

Title:	General Manager

Date:  October 27, 2014

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FUJI ELECTRONICS CO., LTD.

/s/ Eiichi Nishizawa

Name:	Eiichi Nishizawa

Title:	Managing Director & CFO

Date:  October 27, 2014